UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

GENTERRA CAPITAL INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

 EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release May 25, 2011
99.2	Interim Financial Statements for The Six Months Ended March 31, 2011
99.3	Interim Management's Discussion And Analysis Of Financial Condition And Results Of Operations For The Six Months Ended March 31, 2011
99.4	Certification of Interim Filings – Chief Executive Officer
99.5	Certification of Interim Filings – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTERRA CAPITAL INC.

Date: June 1, 2011	By: /s/ FRED LITWIN
Name: Fred Litwin
Title: Chief Executive Officer